UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Del Taco Restaurants, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

245496104

(CUSIP Number of Common Stock Underlying Warrants)

Paul J.B. Murphy, III

President and Chief Executive Officer

Del Taco Restaurants, Inc.

25521 Commercentre Drive

Lake Forest, CA 92630

(949) 462-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Scott M. Williams

Eric Orsic

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Tel: (312) 372-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$12,183,750	$1,227

* Estimated for purposes of calculating the amount of the filing fee only. Del Taco Restaurants, Inc. (the “Company”) is offering holders of up to 6,750,000 of the Company’s $11.50 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) by tendering one Warrant in exchange for 0.2780 Shares. The amount of the filing fee assumes that all 6,750,000 Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $100.70 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the Nasdaq Capital Market on July 7, 2016, which was $1.805

** Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,227	Filing Party: Del Taco Restaurants, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 11, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 1 to Schedule TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed by Del Taco Restaurants, Inc. (the “Company”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), which have an exercise price of $11.50 per share (the “Warrants”), to receive 0.2780 Shares in exchange for every Warrant tendered by the holders thereof (approximately one Share for every 3.6 Warrants tendered), up to a maximum of 6,750,000 Warrants, on the terms and conditions set forth in the Offer to Exchange Letter, dated July 11, 2016 (the “Offer Letter”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO and the Offer to Purchase as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Exhibits thereto.

Item 4.    Terms of the Transaction.

Section 10 of the Offer Letter “Conditions; Termination; Waivers; Extensions; Amendments” is hereby amended and supplemented by deleting Section 10(iv)(b) and replacing it with the following:

“b.	any decrease of more than 15% in the market price for the Shares in U.S. securities or financial markets from the date of this Offer Letter;”

Item 10.    Financial Statements.

Item 10(a) of the Schedule TO is hereby amended and restated in its entirety as follows:

“(a) Financial Information. Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 29, 2015, filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2016 (the “Form 10-K”), (ii) the Company’s financial results for the period ended March 22, 2016, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2016 and (iii) the Company’s financial results for the period ended June 14, 2016, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 20, 2016 (collectively, with (ii), the “Form 10-Qs”). The Form 10-K and the Form 10-Qs are available for review on the SEC’s website at www.sec.gov. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.”

The first sentence of “Section 9 – Financial Information Regarding the Company” of the Offer Letter is hereby amended and restated as follows:

“The financial information included (i) under Part II, Item 8 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2015, (ii) under Part I, Item 1 in the Company’s Quarterly Report on Form 10-Q for the twelve week period ended March 22, 2016, and (iii) under Part I, Item 1 in the Company’s Quarterly Report on Form 10-Q for the twelve week period ended June 14, 2016 is incorporated herein by reference.”

Item 11.    Additional Information.

The first paragraph of “Section 15 – Additional Information; Miscellaneous” of the Offer Letter is hereby amended and supplemented by adding the following at the end of such paragraph:

“5.	Quarterly Report on Form 10-Q for the twelve week period ended June 14, 2016, filed with the SEC on July 20, 2016.”

Item 12.    Exhibits.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(5)(D)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on July 20, 2016, incorporated herein by reference.

(a)(5)(E)	Press release.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEL TACO RESTAURANTS, INC.

By:	/s/ Paul J.B. Murphy, III
Name:	Paul J.B. Murphy, III
Title:	President and Chief Executive Officer

Date: July 20, 2016

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated July 11, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.*

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 8, 2016, incorporated herein by reference.*

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2016, incorporated herein by reference.*

(a)(5)(C)	Press release.*

(a)(5)(D)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on July 20, 2016, incorporated herein by reference.

(a)(5)(E)	Press release dated July 20, 2016.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on July 2, 2015).*

(d)(2)	Warrant Agreement, dated as of November 13, 2013, between the Company (formerly known as Levy Acquisition Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to Levy Acquisition Corp.’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on November 19, 2013).*

(d)(3)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on July 2, 2015).*

(d)(4)	Stockholders Agreement, dated as of March 12, 2015, by and among the Company (formerly known as Levy Acquisition Corp.) and certain holders of common stock of the Company and certain other persons (incorporated by reference to Exhibit 10.1 to Levy Acquisition Corp.’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on March 12, 2015).*

(d)(5)	Tender Support Agreement, dated July 11, 2016.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on July 11, 2016.